FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                          For the month of February, 2005

                        Commission File Number 2 - 68279

                               RICOH COMPANY, LTD.
                 -----------------------------------------------
                 (Translation of Registrant's name into English)

          15-5, Minami-Aoyama 1-Chome, Minato-ku, Tokyo 107-8544, Japan
          -------------------------------------------------------------
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

      Form 20-F    X      Form 40-F    __

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __ )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __ )

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes    __      No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__ )


--------------------------------------------------------------------------------


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                Ricoh Company, Ltd.
                                                ------------------------------
                                                (Registrant)

                                                By:  /S/  Zenji Miura
                                                ------------------------------
                                                Zenji Miura
                                                Managing Director
                                                Executive Vice President
                                                General Manager of the
                                                 Finance & Accounting Division

February 3, 2005


--------------------------------------------------------------------------------

RICOH
                                                                February 3, 2005

                                QUARTERLY REPORT

                      Third Quarter Ended December 31, 2004
       (Results for the Period from October 1, 2004 to December 31, 2004)

PERFORMANCE OUTLINE (CONSOLIDATED)

(1) Three Months Ended December 31, 2004 and 2003

                                                                         (Billions of yen)
--------------------------------------------------------------------------------------------
                                        Three months ended  Three months ended
                                         December 31, 2004   December 31, 2003      Change
--------------------------------------------------------------------------------------------
  Domestic sales                                     231.3               212.9        8.6%
  Overseas sales                                     212.4               207.9        2.2%
Net sales                                            443.7               420.9        5.4%
Gross profit                                         192.1               185.7        3.4%
Operating income                                      38.7                36.2        6.9%
Income before income taxes                            34.6                33.2        4.2%
Net income                                            22.2                19.6       13.0%
-------------------------------------------------------------------------------------------
Exchange rate (Yen/US$)                             106.01              108.92       -2.91
Exchange rate (Yen/EURO)                            137.16              129.58        7.58
-------------------------------------------------------------------------------------------
Net income per share (yen)                           30.08               26.53        3.55
-------------------------------------------------------------------------------------------
Capital expenditures                                  20.5                15.5         4.9
Depreciation for tangible fixed assets                16.9                15.7         1.2
R&D expenditures                                      26.1                24.2         1.9
-------------------------------------------------------------------------------------------

(2) Nine Months Ended December 31, 2004, 2003 and Year Ending March 31, 2005

                                                                                                              (Billions of yen)
-------------------------------------------------------------------------------------------- ----------------------------------
                                      Nine months ended   Nine months ended                     Year ending
                                      December 31, 2004   December 31, 2003         Change     March 31, 2005        Change
                                          (Results)           (Results)                          (Forecast)
-------------------------------------------------------------------------------------------- ----------------------------------
  Domestic sales                                  700.4               661.5            5.9%            972.9              6.4%
  Overseas sales                                  619.3               647.4           -4.3%            842.1             -2.8%
Net sales                                       1,319.8             1,308.9            0.8%          1,815.0              2.0%
Gross profit                                      555.9               573.8           -3.1%            764.0             -0.2%
Operating income                                   96.4               113.4          -15.0%            147.0             -2.0%
Income before income taxes                         94.7               104.6           -9.5%            141.0             -1.4%
Net income                                         58.0                61.9           -6.3%             85.0             -7.4%
-------------------------------------------------------------------------------------------- ----------------------------------
Exchange rate (Yen/US$)                          108.55              115.00          -6.45            107.67            -5.42
Exchange rate (Yen/EURO)                         134.60              132.17           2.43            133.45             0.80
-------------------------------------------------------------------------------------------- ---------------------------------
Net income per share (yen)                        78.56               83.32          -4.76            115.07            -8.56
-------------------------------------------------------------------------------------------- ---------------------------------
Total assets                                    1,899.8             1,922.1          -22.2                 -                -
Shareholders' equity                              841.9               708.8          133.1                 -                -
Interest-bearing debt                             446.4               513.1          -66.6                 -                -
-------------------------------------------------------------------------------------------- ---------------------------------
Equity ratio (%)                                   44.3                36.9            7.4                 -                -
-------------------------------------------------------------------------------------------- ---------------------------------
Shareholder's equity per share (yen)           1,139.87              958.20         181.67                 -                -
-------------------------------------------------------------------------------------------- ---------------------------------
Cash flows from operating activities               74.3                81.6           -7.3                 -                -
Cash flows from investing activities              -90.5               -40.4          -50.1                 -                -
Cash flows from financing activities              -22.9                 9.2          -32.1                 -                -
Cash and cash equivalents at end of period        168.1               238.3          -70.2                 -                -
-------------------------------------------------------------------------------------------- ---------------------------------
Capital expenditures                               58.7                51.8            6.8              79.0              0.4
Depreciation for tangible fixed assets             48.0                49.4           -1.3              67.5             -0.1
R&D expenditures                                   79.6                68.4           11.1             107.0             14.4
-------------------------------------------------------------------------------------------- ----------------------------------

                              RICOH COMPANY, LTD.

* The Company bases the forecast estimates for the year ending March 31, 2005 above upon information currently available to management, which involves risks and uncertainties that could cause actual results to differ materially from those projected.

PERFORMANCE

*Overview

Consolidated net sales for the third quarter of fiscal 2005 (the three months period from October 1 to December 31, 2004) increased by 5.4% as compared to the previous corresponding period, to Yen 443.7 billion. During this quarter, the average yen exchange rates were at Yen 106.01 against the U.S. dollar (up Yen 2.91) and Yen 137.16 against the euro (down Yen 7.58). Net sales would rise 4.8% excluding impacts of such foreign currency exchange fluctuations.

In Japan, Printing Systems such as MFPs (multifunctional printers) and laser printers increased its sales, and also solution business such as support and service continued its sales raised. Moreover, Ricoh Printing Systems, Ltd. which is a newly acquired printing company contributed substantially to our sales. In the result of taking effective countermeasures against the changes in terms of multifunction, networking and colorizing, net sales was 8.6% up from the previous corresponding period.

As for overseas, product categories such as color PPCs (plain paper copiers), MFPs and laser printers, especially color models, increased its sales in each region. Although sales in the Americas increased by 3.0% (5.9% increase excluding currency exchange impact) and in Europe also increased by 8.2% as compared to the previous corresponding period, sales in other region such as China, Asian and Oceania countries decreased by 18.4% due primarily to sales decline of optical disc business and the sale of certain consolidated subsidiaries in optical related business. As a result, net sales was 2.2% up from the previous corresponding period. Excluding the impact of the currency exchange fluctuations, it figures net sales would be increased by 0.9%.

Operating income increased by 6.9% as compared to the previous corresponding period, to Yen 38.7 billion. It was provided positive effect by increasing of sales on high value-added products such as color PPCs, MFPs and printers that yield a high profit, launching new products and ongoing cost-cutting activities, in spite of expansion of strategic costs such as research and development and establishment of core operating system.

As a result, income before income taxes increased by 4.2% as compared to the previous corresponding period, to Yen 34.6 billion, although foreign exchange losses incurred in other expense.

The effective tax rate consequently dropped down due to the amount of tax exemption on research and development expenses which was expanded by the change of the Corporate Tax Law in Japan, and overall profitability improvement has been executed.

As a result, net income increased by 13.0% as compared to the previous corresponding period, to Yen 22.2 billion.

*Conditions by Product Line

Office Equipment (Sales up 6.7% to Yen 393.1 billion)
-----------------------------------------------------

Customer demands have been shifting more to digital, networked and color models from standalone analog products both in Japan and overseas market place. Ricoh enforced a solution proposal to customers for the optimization of their total printing costs in order to assist their efficient management of TDV (Total Document Volume). As a result, sales of color PPCs and Printing Systems such as MFPs and laser printers continued to grow and sales of Network System Solutions such as support and service increased while sales of Imaging Solutions decreased. Sales of optical disc business decreased as per continuous reduction in key module business such as independent developed disc drive and its related component, except media.

  Imaging Solutions (Sales down 5.7% to Yen 178.3 billion)
  --------------------------------------------------------
  Digital Imaging Systems
  - Sales of color PPCs increased by new product in response to growth in customer demand.
  - Shift from standalone products to MFPs all over the world
  - As a result, sales in this category decreased by 2.1%.

  Other Imaging Systems
  ---------------------
  - Sales were down by 17.1% due to the shift from analog products to MFPs and color products.

  Network Input/Output Systems (Sales up 24.2% to Yen 171.3 billion)
  ------------------------------------------------------------------
  Printing Systems
  - Continuous sales growth by introducing new offering products to cope with the shift to networked and color models both in Japan and overseas.
    MFPs:       Imagio Neo 352 and Imagio Neo 602 in Japan
                Aficio 2035/2045 series and Aficio 2105/2090 series overseas Color MFPs: Imagio Neo C245 and Imagio Neo C385 in Japan
                Aficio 2232C/2238C series overseas
  - Sales volume of printers increased especially color laser printer and color printers for office use utilizing Ricoh's original 'GELJET' technology with strategic low price.
  - Ricoh Printing Systems, Ltd. became a subsidiary and contributed to our performances.
  - As a result, sales in this category increased by 35.9%.

  Other Input/Output Systems
  - Optical disc business that advanced to focus on media decreased its sales.

  Network System Solutions (Sales up 4.6% to Yen 43.5 billion)
  ------------------------------------------------------------
  - Solution business such as support and service continued to increase due primarily to customer acceptance of our solution proposal to optimize their total printing cost.

Consequently, net sales of Office Equipment segment increased by 6.7% as compared to the previous corresponding period, to Yen 393.1 billion. Operating income increased by 9.1% to Yen 54.5 billion. It was particularly resulted from sales increase and new products of Printing Systems and continuous cost reduction.

Other Businesses (Sales down 3.2% to Yen 50.6 billion)
------------------------------------------------------

Net sales of Other Business segment decreased by 3.2% as compared to the previous corresponding period, to Yen 50.6 billion, due primarily to the sales of certain consolidated subsidiaries in optical related business and sluggish demand cycle of semiconductor business.
As a result, operating income in this segment decreased to Yen 0.1 billion.

*Cash Flows (Nine months from April 1, 2004 to December 31, 2004)

Net cash provided by operating activities decreased Yen 7.3 billion as compared to the previous corresponding period, to Yen 74.3 billion. Although the collection of trade receivables progressed, inventories increased in response to sales expansion in overseas markets. Income tax and bonus were paid, and retirement benefit obligation decreased due to the maintenance of the pension plan last fiscal year.
Net cash used in investing activities was Yen 90.5 billion due to capital investment in new product lines, product development and the acquisition of new printer company, Ricoh Printing Systems, Ltd.
As a result, free cash flow generated by operating and investing activities, which provided Yen 41.2 billion in the previous corresponding period, used
Yen 16.2 billion. Net cash used in financing activities amounted to Yen 22.9 billion due primarily to cutback interest-bearing debt by means of reinforcement of cash management in each region and payment of dividends.
As a result, cash and cash equivalents at the end of the third quarter decreased Yen 34.8 billion as compared to the end of the preceding year, to Yen 168.1 billion.

*Forecast for the entire fiscal year

As for the forecast of business results for the fiscal year ending March 31, 2005, we have revised our sales forecast as announced in October 2004, up to Yen 1,815.0 billion with 2.0% growth as compared to the previous fiscal year. We forecast the sales volume of Office Equipment will increase both in Japan and overseas in consideration of positive effect showed up in regard to the promotion for color models and the reform of non-core businesses, which were conducted during this first half of fiscal year. For the fourth quarter, we predict an exchange rate of Yen 105.00 against the US dollar, and of Yen 130.00 against the euro, without change.

As for income, we revised downward our forecast to operating income of Yen 147.0 billion and income before income taxes of Yen 141.0 billion, from Yen 151.0 billion and Yen 145.5 billion of which we announced in October 2004, respectively. It is due primarily to strategic investment for 15th medium-term plan that will start from next fiscal year.
Forecast net income of Yen 85.0 billion has not been revised and same as announced in October 2004.

Our performance forecasts for fiscal 2005 are as follows:
Exchange Rate Assumptions for the full year ending March 31, 2005

US$ 1  = Yen 107.67   (Yen 113.09 in previous fiscal year)
EURO 1 = Yen 133.45   (Yen 132.65 in previous fiscal year)

                                                              (Billions of yen)
--------------------------------------------------------------------------------
                               Year ending      Year ended
                             March 31, 2005   March 31, 2004    Change
                               (Forecast)       (Results)
--------------------------------------------------------------------------------
  Domestic sales                      972.9            914.0      6.4%
  Overseas sales                      842.1            866.1     -2.8%
Net sales                           1,815.0          1,780.2      2.0%
Gross profit                          764.0            765.6     -0.2%
Operating income                      147.0            150.0     -2.0%
Income before income taxes            141.0            143.0     -1.4%
Net income                             85.0             91.7     -7.4%    *Note
--------------------------------------------------------------------------------

*Note: As for net income for the year ended March 31, 2004, Yen 7.3 billion of net realized gains of the certain marketable securities, which were contributed to the employee retirement benefit trust, were incorporated as cumulative effect of accounting change.

* Ricoh bases the forecast estimates for the year ending March 31, 2005 above upon information currently available to management, which involves risks and uncertainties that could cause actual results to differ materially from those projected.

RICOH COMPANY, LTD. AND CONSOLIDATED SUBSIDIARIES
FINANCIAL HIGHLIGHTS FOR THE THIRD QUARTER ENDED DECEMBER 31, 2004 (U.S. GAAP FINANCIAL INFORMATION)

1. ITEMS RELATING TO THIRD QUARTER FINANCIAL STATEMENTS

(1) No change in accounting method has been made.
(2) Change relating to the scale of consolidation and the application of the equity method:
    Consolidated subsidiaries: 12 additions; No change
    Companies accounted for by the equity method: 2 additions; 1 removal

2. RESULTS FOR THE PERIOD FROM OCTOBER 1, 2004 TO DECEMBER 31, 2004

(1) Operating Results                                                                              (Millions of yen)
--------------------------------------------------------------------------------------------------------------------
                                                          Three months ended  Three months ended      Year ended
                                                           December 31, 2004   December 31, 2003    March 31, 2004
--------------------------------------------------------------------------------------------------------------------
Net sales                                                            443,799             420,903        1,780,245
    (% change from the previous corresponding period)                    5.4                 0.0              2.4
Operating income                                                      38,709              36,214          150,006
    (% change from the previous corresponding period)                    6.9                 8.4             12.2
Income before income taxes                                            34,661              33,266          143,063
    (% change from the previous corresponding period)                    4.2                10.9             15.9
Net income                                                            22,223              19,664           91,766
    (% change from the previous corresponding period)                   13.0                10.5             26.6
Net income per share-basic (yen)                                       30.08               26.53           123.63
Net income per share-diluted (yen)                                         -                   -                -
--------------------------------------------------------------------------------------------------------------------

Note: Equity in earnings of affiliates:Yen 1,532 million (Yen 932 million in previous corresponding period)

(2) Financial Position                                                                            (Millions of yen)
-------------------------------------------------------------------------------------------------------------------
                                                  December 31, 2004       December 31, 2003        March 31, 2004
-------------------------------------------------------------------------------------------------------------------
Total assets                                              1,899,898               1,922,150             1,852,793
Shareholders' equity                                        841,998                 708,888               795,131
Equity ratio (%)                                               44.3                    36.9                  42.9
Equity per share (yen)                                     1,139.87                  958.20              1,076.11
-------------------------------------------------------------------------------------------------------------------

Cash Flow                                                                                         (Millions of yen)
-------------------------------------------------------------------------------------------------------------------
                                                  Nine months ended       Nine months ended          Year ended
                                                  December 31, 2004       December 31, 2003        March 31, 2004
-------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities                         74,318                  81,698               154,911
Cash flows from investing activities                        -90,576                 -40,400               -63,383
Cash flows from financing activities                        -22,949                   9,223               -74,835
Cash and cash equivalents at end of period                  168,173                 238,389               203,039
-------------------------------------------------------------------------------------------------------------------

3. FORECAST OF OPERATING RESULTS FROM APRIL 1, 2004 TO MARCH 31, 2005                             (Millions of yen)
-------------------------------------------------------------------------------------------------------------------
Net sales                                                                         1,815,000
Operating income                                                                    147,000
Income before income taxes                                                          141,000
Net income                                                                           85,000
-------------------------------------------------------------------------------------------------------------------

Note: Net income per share (Consolidated) Yen 115.07

In accordance with Japanese regulations, Ricoh has issued forecast for its financial results for the fiscal year ending March 31, 2005. These forecast are forward-looking statements based on a number of assumptions and beliefs in light of the information currently available to management and subject to significant risks and uncertainties.

CONSOLIDATED PERFORMANCE
1. CONSOLIDATED STATEMENTS OF INCOME

(Three months ended December 31, 2004 and 2003)                                                       (Millions of yen)
-----------------------------------------------------------------------------------------------------------------------
                                                   Three months ended     Three months ended
                                                    December 31, 2004      December 31, 2003          Change        %
-----------------------------------------------------------------------------------------------------------------------
Net sales                                                     443,799                420,903          22,896        5.4
Cost of sales                                                 251,696                235,124          16,572        7.0
    Percentage of net sales (%)                                  56.7                   55.9
Gross Profit                                                  192,103                185,779           6,324        3.4
    Percentage of net sales (%)                                  43.3                   44.1
Selling, general and administrative expenses                  153,394                149,565           3,829        2.6
    Percentage of net sales (%)                                  34.6                   35.5
Operating income                                               38,709                 36,214           2,495        6.9
    Percentage of net sales (%)                                   8.7                    8.6
Other (income) expense
  Interest and dividend income                                    358                    434             -76      -17.5
    Percentage of net sales (%)                                   0.1                    0.1
  Interest expense                                              1,276                  1,337             -61       -4.6
    Percentage of net sales (%)                                   0.3                    0.3
  Other, net                                                    3,130                  2,045           1,085       53.1
    Percentage of net sales (%)                                   0.7                    0.5
Income before income taxes,
 equity income and minority interests                          34,661                 33,266           1,395        4.2
    Percentage of net sales (%)                                   7.8                    7.9
Provision for income taxes                                     12,500                 13,473            -973       -7.2
    Percentage of net sales (%)                                   2.8                    3.2
Minority interests in earnings of subsidiaries                  1,470                  1,061             409       38.5
    Percentage of net sales (%)                                   0.3                    0.2
Equity in earnings of affiliates                                1,532                    932             600       64.4
    Percentage of net sales (%)                                   0.3                    0.2
Net income                                                     22,223                 19,664           2,559       13.0
    Percentage of net sales (%)                                   5.0                    4.7
-----------------------------------------------------------------------------------------------------------------------
             Reference : Exchange rate
                       US$ 1                               Yen 106.01             Yen 108.92
                      EURO 1                               Yen 137.16             Yen 129.58

(Nine months ended December 31, 2004 and 2003 and Year ended March 31, 2004)                                   (Millions of yen)
--------------------------------------------------------------------------------------------------------------------------------
                                                     Nine months ended   Nine months ended                          Year ended
                                                     December 31, 2004   December 31, 2003    Change      %       March 31, 2004
--------------------------------------------------------------------------------------------------------------------------------
Net sales                                                    1,319,802           1,308,993    10,809      0.8          1,780,245
Cost of sales                                                  763,819             735,107    28,712      3.9          1,014,619
    Percentage of net sales (%)                                   57.9                56.2                                  57.0
Gross Profit                                                   555,983             573,886   -17,903     -3.1            765,626
    Percentage of net sales (%)                                   42.1                43.8                                  43.0
Selling, general and administrative expenses                   459,516             460,417      -901     -0.2            615,620
    Percentage of net sales (%)                                   34.8                35.1                                  34.6
Operating income                                                96,467             113,469   -17,002    -15.0            150,006
    Percentage of net sales (%)                                    7.3                 8.7                                   8.4
Other (income) expense
  Interest and dividend income                                   1,431               1,747      -316    -18.1              1,925
    Percentage of net sales (%)                                    0.1                 0.1                                   0.1
  Interest expense                                               3,592               4,200      -608    -14.5              5,290
    Percentage of net sales (%)                                    0.3                 0.3                                   0.3
  Other, net                                                      -419               6,334    -6,753        -              3,578
    Percentage of net sales (%)                                   -0.1                 0.5                                   0.2
Income before income taxes,
 equity income and minority interests                           94,725             104,682    -9,957     -9.5            143,063
    Percentage of net sales (%)                                    7.2                 8.0                                   8.0
Provision for income taxes                                      36,279              41,897    -5,618    -13.4             56,641
    Percentage of net sales (%)                                    2.7                 3.2                                   3.2
Minority interests in earnings of subsidiaries                   3,368               2,760       608     22.0              4,094
    Percentage of net sales (%)                                    0.3                 0.2                                   0.2
Equity in earnings of affiliates                                 2,966               1,904     1,062     55.8              2,065
    Percentage of net sales (%)                                    0.2                 0.1                                   0.1
Income before cumulative effect                                 58,044              61,929    -3,885     -6.3             84,393
 of accounting changes
    Percentage of net sales (%)                                    4.4                 4.7                                   4.7
Cumulative effect of accounting change, net of tax                   -                   -         -        -              7,373
    Percentage of net sales (%)                                      -                   -                                   0.5
Net income                                                      58,044              61,929    -3,885     -6.3             91,766
    Percentage of net sales (%)                                    4.4                 4.7                                   5.2
---------------------------------------------------------------------------------------------------------------------------------
             Reference : Exchange rate
                       US$ 1                                Yen 108.55          Yen 115.00                            Yen 113.09
                      EURO 1                                Yen 134.60          Yen 132.17                            Yen 132.65

2-1. CONSOLIDATED SALES BY PRODUCT CATEGORY

(Three months ended December 31, 2004 and 2003)                               (Millions of yen)
-----------------------------------------------------------------------------------------------
                                       Three months ended  Three months ended    Change    %
                                       December 31, 2004   December 31, 2003
-----------------------------------------------------------------------------------------------
<Office Equipment>
Imaging Solutions:
    Digital Imaging Systems                       140,909             143,882    -2,973    -2.1
        Percentage of net sales (%)                  31.8                34.2
    Other Imaging Systems                          37,408              45,151    -7,743   -17.1
        Percentage of net sales (%)                   8.4                10.7
Total Imaging Solutions                           178,317             189,033   -10,716    -5.7
    Percentage of net sales (%)                      40.2                44.9
-----------------------------------------------------------------------------------------------
Network Input/Output Systems:
    Printing Systems                              169,281             124,564    44,717    35.9
        Percentage of net sales (%)                  38.1                29.6
    Other Input/Output Systems                      2,043              13,372   -11,329   -84.7
        Percentage of net sales (%)                   0.5                 3.2
Total Network Input/Output Systems                171,324             137,936    33,388    24.2
    Percentage of net sales (%)                      38.6                32.8
-----------------------------------------------------------------------------------------------
Network System Solutions                           43,531              41,623     1,908     4.6
    Percentage of net sales (%)                       9.8                 9.9
-----------------------------------------------------------------------------------------------
Office Equipment Total                            393,172             368,592    24,580     6.7
    Percentage of net sales (%)                      88.6                87.6
-----------------------------------------------------------------------------------------------
<Other Businesses>
Other Businesses                                   50,627              52,311    -1,684    -3.2
    Percentage of net sales (%)                      11.4                12.4
-----------------------------------------------------------------------------------------------
Grand Total                                       443,799             420,903    22,896     5.4
    Percentage of net sales (%)                     100.0               100.0
-----------------------------------------------------------------------------------------------
                Reference : Exchange rate
                          US$ 1                Yen 106.01          Yen 108.92
                         EURO 1                Yen 137.16          Yen 129.58

(Nine months ended December 31, 2004 and 2003 and Year ended March 31, 2004)                       (Millions of yen)
--------------------------------------------------------------------------------------------------------------------
                                         Nine months ended  Nine months ended                           Year ended
                                         December 31, 2004  December 31, 2003        Change     %     March 31, 2004
--------------------------------------------------------------------------------------------------------------------
Imaging Solutions:
    Digital Imaging Systems                        416,440            453,040       -36,600    -8.1          606,270
        Percentage of net sales (%)                   31.6               34.6                                   34.1
    Other Imaging Systems                          118,482            151,087       -32,605   -21.6          197,304
        Percentage of net sales (%)                    8.9               11.6                                   11.0
Total Imaging Solutions                            534,922            604,127       -69,205   -11.5          803,574
    Percentage of net sales (%)                       40.5               46.2                                   45.1
--------------------------------------------------------------------------------------------------------------------
Network Input/Output Systems:
    Printing Systems                               470,624            358,021       112,603    31.5          509,212
        Percentage of net sales (%)                   35.7               27.4                                   28.6
    Other Input/Output Systems                      11,022             43,097       -32,075   -74.4           49,025
        Percentage of net sales (%)                    0.8                3.2                                    2.8
Total Network Input/Output Systems                 481,646            401,118        80,528    20.1          558,237
    Percentage of net sales (%)                       36.5               30.6                                   31.4
--------------------------------------------------------------------------------------------------------------------
Network System Solutions                           142,569            138,855         3,714     2.7          195,822
    Percentage of net sales (%)                       10.8               10.6                                   11.0
--------------------------------------------------------------------------------------------------------------------
Office Equipment Total                           1,159,137          1,144,100        15,037     1.3        1,557,633
    Percentage of net sales (%)                       87.8               87.4                                   87.5
--------------------------------------------------------------------------------------------------------------------
<Other Businesses>
Other Businesses                                   160,665            164,893        -4,228    -2.6          222,612
    Percentage of net sales (%)                       12.2               12.6                                   12.5
--------------------------------------------------------------------------------------------------------------------
Grand Total                                      1,319,802          1,308,993        10,809     0.8        1,780,245
    Percentage of net sales (%)                      100.0              100.0                                  100.0
--------------------------------------------------------------------------------------------------------------------
                Reference : Exchange rate
                          US$ 1                 Yen 108.55         Yen 115.00                             Yen 113.09
                         EURO 1                 Yen 134.60         Yen 132.17                             Yen 132.65

Each category includes the following product line:
Digital Imaging Systems     Digital PPCs, color PPCs, digital duplicators and
                             facsimile machines
Other Imaging Systems       Analog PPCs, diazo copiers, and thermal paper
Printing Systems            MFPs(multifunctional printers), laser printers
                             and software
Other Input/Output Systems  Optical discs and system scanners
Network System Solutions    Personal computers, PC servers, network systems and
                             network related software
Other Businesses            Optical equipments, metering equipments and
                             semiconductors

2-2. CONSOLIDATED SALES BY GEOGRAPHIC AREA

(Three months ended December 31, 2004 and 2003)                                                      (Millions of yen)
----------------------------------------------------------------------------------------------------------------------
                                                   Three months ended      Three months ended
                                                    December 31, 2004       December 31, 2003       Change         %
----------------------------------------------------------------------------------------------------------------------
<Domestic>                                                    231,321                 212,908       18,413         8.6
    Percentage of net sales (%)                                  52.1                    50.6
<Overseas>                                                    212,478                 207,995        4,483         2.2
    Percentage of net sales (%)                                  47.9                    49.4
      The Americas                                             78,246                  75,933        2,313         3.0
        Percentage of net sales (%)                              17.6                    18.0
      Europe                                                  107,610                  99,422        8,188         8.2
        Percentage of net sales (%)                              24.2                    23.6
      Other                                                    26,622                  32,640       -6,018       -18.4
        Percentage of net sales (%)                               6.1                     7.8
Grand Total                                                   443,799                 420,903       22,896         5.4
    Percentage of net sales (%)                                 100.0                   100.0
----------------------------------------------------------------------------------------------------------------------
           Reference : Exchange rate
                     US$ 1                                 Yen 106.01              Yen 108.92
                    EURO 1                                 Yen 137.16              Yen 129.58

(Nine months ended December 31, 2004 and 2003 and Year ended March 31, 2004)                                    (Millions of yen)
---------------------------------------------------------------------------------------------------------------------------------
                                        Nine months ended       Nine months ended                                    Year ended
                                        December 31, 2004       December 31, 2003        Change         %          March 31, 2004
---------------------------------------------------------------------------------------------------------------------------------
<Domestic>                                        700,497                 661,544        38,953         5.9               914,060
    Percentage of net sales (%)                      53.1                    50.5                                            51.3
<Overseas>                                        619,305                 647,449       -28,144        -4.3               866,185
    Percentage of net sales (%)                      46.9                    49.5                                            48.7
      The Americas                                239,576                 243,597        -4,021        -1.7               326,380
        Percentage of net sales (%)                  18.2                    18.6                                            18.3
      Europe                                      300,597                 296,373         4,224         1.4               402,392
        Percentage of net sales (%)                  22.8                    22.6                                            22.6
      Other                                        79,132                 107,479       -28,347       -26.4               137,413
        Percentage of net sales (%)                   5.9                     8.3                                             7.8
Grand Total                                     1,319,802               1,308,993        10,809         0.8             1,780,245
    Percentage of net sales (%)                     100.0                   100.0                                           100.0
---------------------------------------------------------------------------------------------------------------------------------
           Reference : Exchange rate
                     US$ 1                     Yen 108.55              Yen 115.00                                      Yen 113.09
                     EURO 1                    Yen 134.60              Yen 132.17                                      Yen 132.65

3. CONSOLIDATED BALANCE SHEETS

(December 31, 2004 and March 31, 2004)
Assets                                                                                                   (Millions of yen)
--------------------------------------------------------------------------------------------------------------------------
                                                              December 31, 2004       March 31, 2004               Change
--------------------------------------------------------------------------------------------------------------------------
Current Assets
    Cash and time deposits                                              169,028              204,001              -34,973
    Trade receivables                                                   415,977              422,244               -6,267
    Marketable securities                                                33,136               45,124              -11,988
    Inventories                                                         168,994              145,369               23,625
    Other current assets                                                 53,739               55,079               -1,340
Total Current Assets                                                    840,874              871,817              -30,943
Fixed Assets
    Tangible fixed assets                                               245,061              238,712                6,349
    Finance receivables                                                 545,697              514,047               31,650
    Other Investments                                                   268,266              228,217               40,049
Total Fixed Assets                                                    1,059,024              980,976               78,048
--------------------------------------------------------------------------------------------------------------------------
Total Assets                                                          1,899,898            1,852,793               47,105
--------------------------------------------------------------------------------------------------------------------------
Note:
Contents of cash and time deposits:
    Cash and cash equivalents                                           168,173              203,039
    Time deposits                                                           855                  962

Liabilities and Shareholders' Investment                                                                 (Millions of yen)
--------------------------------------------------------------------------------------------------------------------------
                                                              December 31, 2004       March 31, 2004               Change
--------------------------------------------------------------------------------------------------------------------------
Current Liabilities
    Trade payables                                                      285,944              297,672              -11,728
    Short-term borrowings                                               216,088              151,162               64,926
    Other current liabilities                                           140,637              158,594              -17,957
Total Current Liabilities                                               642,669              607,428               35,241
Fixed Liabilities
    Long-term indebtedness                                              230,409              281,570              -51,161
    Accrued pension and severance costs                                  94,597               83,492               11,105
    Other fixed liabilities                                              39,564               36,295                3,269
Total Fixed Liabilities                                                 364,570              401,357              -36,787
--------------------------------------------------------------------------------------------------------------------------
Total Liabilities                                                     1,007,239            1,008,785               -1,546
--------------------------------------------------------------------------------------------------------------------------
Minority Interest                                                        50,661               48,877                1,784
--------------------------------------------------------------------------------------------------------------------------
Shareholders' Investment
    Common stock                                                        135,364              135,364                    -
    Additional paid-in capital                                          186,599              186,599                    0
    Retained earnings                                                   559,416              515,372               44,044
    Accumulated other comprehensive income (loss)                       -27,008              -30,272                3,264
    Treasury stock                                                      -12,373              -11,932                 -441
Total Shareholders' Investment                                          841,998              795,131               46,867
--------------------------------------------------------------------------------------------------------------------------
Total Liabilities and Shareholders' Investment                        1,899,898            1,852,793               47,105
--------------------------------------------------------------------------------------------------------------------------
Note: Other comprehensive income;
    Net unrealized holding gains on available-for-sale securities         4,340                4,026                  314
    Pension liability adjustments                                       -16,953              -14,863               -2,090
    Net unrealized gains (losses) on derivative instruments                 -21                  -24                    3
    Cumulative translation adjustments                                  -14,374              -19,411                5,037

                          Reference: Exchange rate            December 31, 2004       March 31, 2004
                                   US$ 1                             Yen 104.21           Yen 105.69
                                  EURO 1                             Yen 141.61           Yen 128.88

4. CONSOLIDATED STATEMENTS OF CASH FLOW

(Nine months ended December 31, 2004 and 2003 and Year ended March 31, 2004)                                   (Millions of yen)
--------------------------------------------------------------------------------------------------------------------------------
                                                                    Nine months ended     Nine months ended         Year ended
                                                                    December 31, 2004     December 31, 2003       March 31, 2004
--------------------------------------------------------------------------------------------------------------------------------
I.    Cash Flows from Operating Activities:
  1.  Net income                                                               58,044                61,929               91,766
  2.  Adjustments to reconcile net income to net cash
      provided by operating activities--
      Depreciation and amortization                                            57,498                56,381               76,968
      Equity in earnings of affiliates, net of dividends received              -2,163                -1,162               -1,001
      Deferred income taxes                                                     5,731                 1,026                3,338
      Losses on disposal and sales of tangible fixed assets                     1,600                 1,094                2,035
      Cumulative effect of accounting change, net of tax                            -                     -               -7,373
      Changes in assets and liabilities, net of effects
       from acquisition--
        (Increase) decrease in trade receivables                               23,847                10,563              -11,367
        Increase in inventories                                               -14,111               -21,209               -4,317
        Increase in finance receivables                                       -19,659               -22,666              -32,650
        (Decrease) increase in trade payables                                 -23,282                -6,111               21,316
        Decrease in accrued income taxes and
          accrued expenses and other                                          -24,387               -28,587               -5,913
        (Decrease) Increase in accrued pension and
         severance costs                                                        2,454                15,455                 -609
      Other, net                                                                8,746                14,985               22,718
--------------------------------------------------------------------------------------------------------------------------------
  Net cash provided by operating activities                                    74,318                81,698              154,911
--------------------------------------------------------------------------------------------------------------------------------
II.   Cash Flows from Investing Activities:
  1.  Proceeds from sales of property, plant and equipment                      1,631                   134                  190
  2.  Expenditures for tangible fixed assets                                  -58,253               -51,830              -75,432
  3.  Payments for purchases of available-for-sale securities                 -27,161               -25,200              -35,518
  4.  Proceeds from sales of available-for-sale securities                     39,024                34,047               45,464
  5.  Decrease in time deposits, net                                              108                10,192                9,915
  6.  Other, net                                                              -45,925                -7,743               -8,002
--------------------------------------------------------------------------------------------------------------------------------
  Net cash used in investing activities                                       -90,576               -40,400              -63,383
--------------------------------------------------------------------------------------------------------------------------------
III.  Cash Flows from Financing Activities:
  1.  Proceeds from long-term indebtedness                                     45,053                 1,104               13,349
  2.  Repayment of long-term indebtedness                                     -37,522               -25,788              -31,509
  3.  (Decrease) increase in short-term borrowings, net                        -1,628                68,169              -10,728
  4.  Proceeds from issuance of long-term debt securities                       9,000                 1,000                1,000
  5.  Repayment of long-term debt securities                                  -22,000               -14,000              -23,910
  6.  Dividends paid                                                          -14,793               -11,136              -11,136
  7.  Payment for purchase of treasury stock                                     -480                -9,634              -11,411
  8.  Other, net                                                                 -579                  -492                 -490
--------------------------------------------------------------------------------------------------------------------------------
  Net cash used in financing activities                                       -22,949                 9,223              -74,835
--------------------------------------------------------------------------------------------------------------------------------
IV.   Effect of Exchange Rate Changes on Cash and Cash Equivalents              1,866                -1,375               -2,897
--------------------------------------------------------------------------------------------------------------------------------
V.    Net Increase (Decrease) in Cash and Cash Equivalents                    -37,341                49,146               13,796
--------------------------------------------------------------------------------------------------------------------------------
VI.   Cash and Cash Equivalents at Beginning of Year                          203,039               189,243              189,243
VII.  Adjustment for Change of Fiscal Period on Consolidated
       Subsidiaries                                                             2,475                     -                    -
--------------------------------------------------------------------------------------------------------------------------------
VIII. Cash and Cash Equivalents at End of Period                              168,173               238,389              203,039
--------------------------------------------------------------------------------------------------------------------------------

5. SEGMENT INFORMATION
(1) Industry Segment Information

(Three months ended December 31, 2004 and 2003)                                                   (Millions of yen)
-------------------------------------------------------------------------------------------------------------------
                                                      Three months ended  Three months ended
                                                       December 31, 2004   December 31, 2003         Change      %
-------------------------------------------------------------------------------------------------------------------
OFFICE EQUIPMENT:
  Net sales:
      Unaffiliated customers                                     393,172             368,592         24,580     6.7
      Intersegment                                                     -                   -              -       -
      Total                                                      393,172             368,592         24,580     6.7
-------------------------------------------------------------------------------------------------------------------
  Operating expenses                                             338,656             318,629         20,027     6.3
-------------------------------------------------------------------------------------------------------------------
  Operating income                                                54,516              49,963          4,553     9.1
      Operating income on office equipment sales(%)                 13.9                13.6
-------------------------------------------------------------------------------------------------------------------
OTHER BUSINESSES:
  Net sales:
      Unaffiliated customers                                      50,627              52,311         -1,684    -3.2
      Intersegment                                                   596                 575             21     3.7
      Total                                                       51,223              52,886         -1,663    -3.1
-------------------------------------------------------------------------------------------------------------------
  Operating expenses                                              51,119              51,878           -759    -1.5
-------------------------------------------------------------------------------------------------------------------
  Operating income                                                   104               1,008           -904   -89.7
      Operating income on sales in other businesses (%)              0.2                 1.9
-------------------------------------------------------------------------------------------------------------------
CORPORATE AND ELIMINATIONS:
  Net sales:
      Intersegment                                                  -596                -575            -21       -
      Total                                                         -596                -575            -21       -
-------------------------------------------------------------------------------------------------------------------
  Operating expenses:
      Intersegment                                                  -592                -569            -23       -
      Corporate                                                   15,907              14,751          1,156       -
      Total                                                       15,315              14,182          1,133       -
-------------------------------------------------------------------------------------------------------------------
  Operating income                                               -15,911             -14,757         -1,154       -
-------------------------------------------------------------------------------------------------------------------
CONSOLIDATED:
  Net sales:
      Unaffiliated customers                                     443,799             420,903         22,896     5.4
      Intersegment                                                     -                   -              -       -
      Total                                                      443,799             420,903         22,896     5.4
-------------------------------------------------------------------------------------------------------------------
  Operating expenses                                             405,090             384,689         20,401     5.3
-------------------------------------------------------------------------------------------------------------------
  Operating income                                                38,709              36,214          2,495     6.9
      Operating income on consolidated net sales(%)                  8.7                 8.6
-------------------------------------------------------------------------------------------------------------------

(Nine months ended December 31, 2004 and 2003 and Year ended March 31, 2004)                                       (Millions of yen)
------------------------------------------------------------------------------------------------------------------------------------
                                                      Nine months ended   Nine months ended                    %        Year ended
                                                      December 31, 2004   December 31, 2003         Change            March 31, 2004
------------------------------------------------------------------------------------------------------------------------------------
OFFICE EQUIPMENT:
  Net sales:
      Unaffiliated customers                                   1,159,137           1,144,100        15,037     1.3         1,557,633
      Intersegment                                                     -                   -             -       -                 -
      Total                                                    1,159,137           1,144,100        15,037     1.3         1,557,633
------------------------------------------------------------------------------------------------------------------------------------
  Operating expenses                                           1,022,415             991,438        30,977     3.1         1,353,304
------------------------------------------------------------------------------------------------------------------------------------
  Operating income                                               136,722             152,662       -15,940   -10.4           204,329
      Operating income on office equipment sales(%)                 11.8                13.3                                    13.1
------------------------------------------------------------------------------------------------------------------------------------
OTHER BUSINESSES:
  Net sales:
      Unaffiliated customers                                     160,665             164,893        -4,228    -2.6           222,612
      Intersegment                                                 1,862               1,740           122     7.0             2,462
      Total                                                      162,527             166,633        -4,106    -2.5           225,074
------------------------------------------------------------------------------------------------------------------------------------
  Operating expenses                                             161,166             162,639        -1,473    -0.9           220,391
------------------------------------------------------------------------------------------------------------------------------------
  Operating income                                                 1,361               3,994        -2,633   -65.9             4,683
      Operating income on sales in other businesses (%)              0.8                 2.4                                     2.1
------------------------------------------------------------------------------------------------------------------------------------
CORPORATE AND ELIMINATIONS:
  Net sales:
      Intersegment                                                -1,862              -1,740          -122       -            -2,462
      Total                                                       -1,862              -1,740          -122       -            -2,462
------------------------------------------------------------------------------------------------------------------------------------
  Operating expenses:
      Intersegment                                                -1,860              -1,764           -96       -            -2,494
      Corporate                                                   41,614              43,211        -1,597       -            59,038
      Total                                                       39,754              41,447        -1,693       -            56,544
------------------------------------------------------------------------------------------------------------------------------------
  Operating income                                               -41,616             -43,187         1,571       -           -59,006
------------------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED:
  Net sales:
      Unaffiliated customers                                   1,319,802           1,308,993        10,809     0.8         1,780,245
      Intersegment                                                     -                   -             -       -                 -
      Total                                                    1,319,802           1,308,993        10,809     0.8         1,780,245
------------------------------------------------------------------------------------------------------------------------------------
  Operating expenses                                           1,223,335           1,195,524        27,811     2.3         1,630,239
------------------------------------------------------------------------------------------------------------------------------------
  Operating income                                                96,467             113,469       -17,002   -15.0           150,006
      Operating income on consolidated net sales(%)                  7.3                 8.7                                     8.4
------------------------------------------------------------------------------------------------------------------------------------

(2) Geographic Segment Information

(Three months ended December 31, 2004 and 2003)                                              (Millions of yen)
--------------------------------------------------------------------------------------------------------------
                                                    Three months ended  Three months ended
                                                     December 31, 2004   December 31, 2003      Change     %
--------------------------------------------------------------------------------------------------------------
JAPAN:
  Net sales:
      External customers                                       236,003             224,398      11,605     5.2
      Intersegment                                             104,719              83,101      21,618    26.0
      Total                                                    340,722             307,499      33,223    10.8
--------------------------------------------------------------------------------------------------------------
  Operating expenses                                           311,668             286,985      24,683     8.6
--------------------------------------------------------------------------------------------------------------
  Operating income                                              29,054              20,514       8,540    41.6
      Operating income on sales in Japan(%)                        8.5                 6.7
--------------------------------------------------------------------------------------------------------------
THE AMERICAS:
  Net sales:
      External customers                                        78,146              72,323       5,823     8.1
      Intersegment                                               1,327                 872         455    52.2
      Total                                                     79,473              73,195       6,278     8.6
--------------------------------------------------------------------------------------------------------------
  Operating expenses                                            77,846              71,067       6,779     9.5
--------------------------------------------------------------------------------------------------------------
  Operating income                                               1,627               2,128        -501   -23.5
      Operating income on sales in the Americas(%)                 2.0                 2.9
--------------------------------------------------------------------------------------------------------------
EUROPE:
  Net sales:
      External customers                                       108,085              98,864       9,221     9.3
      Intersegment                                                 747               1,036        -289   -27.9
      Total                                                    108,832              99,900       8,932     8.9
--------------------------------------------------------------------------------------------------------------
  Operating expenses                                           103,620              93,998       9,622    10.2
--------------------------------------------------------------------------------------------------------------
  Operating income                                               5,212               5,902        -690   -11.7
      Operating income on sales in Europe(%)                       4.8                 5.9
--------------------------------------------------------------------------------------------------------------
OTHER:
  Net sales:
      External customers                                        21,565              25,318      -3,753   -14.8
      Intersegment                                              21,501              20,227       1,274     6.3
      Total                                                     43,066              45,545      -2,479    -5.4
--------------------------------------------------------------------------------------------------------------
  Operating expenses                                            39,925              42,923      -2,998    -7.0
--------------------------------------------------------------------------------------------------------------
  Operating income                                               3,141               2,622         519    19.8
      Operating income on sales in other(%)                        7.3                 5.8
--------------------------------------------------------------------------------------------------------------
CORPORATE AND ELIMINATIONS:
  Net sales:
      Intersegment                                            -128,294            -105,236     -23,058       -
      Total                                                   -128,294            -105,236     -23,058       -
--------------------------------------------------------------------------------------------------------------
  Operating expenses:                                         -127,969            -110,284     -17,685       -
--------------------------------------------------------------------------------------------------------------
  Operating income                                                -325               5,048      -5,373       -
--------------------------------------------------------------------------------------------------------------
CONSOLIDATED:
  Net sales:
      External customers                                       443,799             420,903      22,896     5.4
      Intersegment                                                   -                   -           -       -
      Total                                                    443,799             420,903      22,896     5.4
--------------------------------------------------------------------------------------------------------------
  Operating expenses                                           405,090             384,689      20,401     5.3
--------------------------------------------------------------------------------------------------------------
  Operating income                                              38,709              36,214       2,495     6.9
      Operating income on consolidated net sales(%)                8.7                 8.6
--------------------------------------------------------------------------------------------------------------

(Nine months ended December 31, 2004 and 2003 and Year ended March 31, 2004)                               (Millions of yen)
----------------------------------------------------------------------------------------------------------------------------
                                                     Nine months ended  Nine months ended               %       Year ended
                                                     December 31, 2004  December 31, 2003    Change           March 31, 2004
----------------------------------------------------------------------------------------------------------------------------
JAPAN:
  Net sales:
      External customers                                       717,476            703,320    14,156     2.0          962,127
      Intersegment                                             294,539            267,432    27,107    10.1          351,070
      Total                                                  1,012,015            970,752    41,263     4.3        1,313,197
----------------------------------------------------------------------------------------------------------------------------
  Operating expenses                                           943,269            893,451    49,818     5.6        1,215,875
----------------------------------------------------------------------------------------------------------------------------
  Operating income                                              68,746             77,301    -8,555   -11.1           97,322
      Operating income on sales in Japan(%)                        6.8                8.0                                7.4
----------------------------------------------------------------------------------------------------------------------------
THE AMERICAS:
  Net sales:
      External customers                                       237,330            234,288     3,042     1.3          315,504
      Intersegment                                               6,141              3,864     2,277    58.9            5,249
      Total                                                    243,471            238,152     5,319     2.2          320,753
----------------------------------------------------------------------------------------------------------------------------
  Operating expenses                                           235,711            228,341     7,370     3.2          305,284
----------------------------------------------------------------------------------------------------------------------------
  Operating income                                               7,760              9,811    -2,051   -20.9           15,469
      Operating income on sales in the Americas(%)                 3.2                4.1                                4.8
----------------------------------------------------------------------------------------------------------------------------
EUROPE:
  Net sales:
      External customers                                       302,026            295,424     6,602     2.2          400,646
      Intersegment                                               2,536              2,807      -271    -9.7            3,770
      Total                                                    304,562            298,231     6,331     2.1          404,416
----------------------------------------------------------------------------------------------------------------------------
  Operating expenses                                           288,388            282,817     5,571     2.0          382,383
----------------------------------------------------------------------------------------------------------------------------
  Operating income                                              16,174             15,414       760     4.9           22,033
      Operating income on sales in Europe(%)                       5.3                5.2                                5.4
----------------------------------------------------------------------------------------------------------------------------
OTHER:
  Net sales:
      External customers                                        62,970             75,961   -12,991   -17.1          101,968
      Intersegment                                              65,319             69,452    -4,133    -6.0           91,373
      Total                                                    128,289            145,413   -17,124   -11.8          193,341
----------------------------------------------------------------------------------------------------------------------------
  Operating expenses                                           119,713            138,225   -18,512   -13.4          182,870
----------------------------------------------------------------------------------------------------------------------------
  Operating income                                               8,576              7,188     1,388    19.3           10,471
      Operating income on sales in other(%)                        6.7                4.9                                5.4
----------------------------------------------------------------------------------------------------------------------------
CORPORATE AND ELIMINATIONS:
  Net sales:
      Intersegment                                            -368,535           -343,555   -24,980       -         -451,462
      Total                                                   -368,535           -343,555   -24,980       -         -451,462
----------------------------------------------------------------------------------------------------------------------------
  Operating expenses:                                         -363,746           -347,310   -16,436       -         -456,173
----------------------------------------------------------------------------------------------------------------------------
  Operating income                                              -4,789              3,755    -8,544       -            4,711
----------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED:
  Net sales:
      External customers                                     1,319,802          1,308,993    10,809     0.8        1,780,245
      Intersegment                                                   -                  -         -       -                -
      Total                                                  1,319,802          1,308,993    10,809     0.8        1,780,245
----------------------------------------------------------------------------------------------------------------------------
  Operating expenses                                         1,223,335          1,195,524    27,811     2.3        1,630,239
----------------------------------------------------------------------------------------------------------------------------
  Operating income                                              96,467            113,469   -17,002   -15.0          150,006
      Operating income on consolidated net sales(%)                7.3                8.7                                8.4
----------------------------------------------------------------------------------------------------------------------------

6. SIGNIFICANT ACCOUNTING POLICIES (CONSOLIDATED)

1. CHANGE RELATING TO THE SCALE OF CONSOLIDATION AND THE APPLICATION OF THE EQUITY METHOD FROM OCTOBER 1, 2004 TO DECEMBER 31, 2004.

Consolidated subsidiaries:
 12 additions including Ricoh Printing Systems, Ltd. and Shanghai Ricoh Digital
  Equipment Co., Ltd.
 No removal
Companies accounted for by the equity method:
 2 additions including Santama Sougou Jimukiki Co., Ltd.
 Removal: Shanghai Ricoh Digital Equipment Co., Ltd.

2. CONSOLIDATED ACCOUNTING POLICIES (SUMMARY)

(1) Principles of Consolidation
The consolidated financial statements include the accounts of Ricoh and its consolidated subsidiaries. Investments in 20% to 50% owned companies when the company has the ability to exercise significant influence are accounted for on the equity basis. All significant inter-company balances and transactions have been eliminated in consolidation.
Certain overseas subsidiaries of the company changed their fiscal year end from December 31 to March 31, at the beginning of fiscal 2005. As a result, retained earnings increased by Yen 777 million and other comprehensive income (loss) decreased by Yen 1,665 million.

(2) Securities
In conformity with SFAS No.115, securities are mainly classified as available-for-sale securities. Available-for-sale securities are reported at fair value with unrealized gains and losses, net of related taxes, excluded from earnings and reported in accumulated other comprehensive income (loss). The cost of the securities sold is computed based on the average cost of each security held at the time of sale.

(3) Inventories
Inventories are mainly stated at the lower of average cost or market. Inventory costs include raw materials, labor and manufacturing overheads.

(4) Plant and Equipment
Depreciation of plant and equipment is computed principally by using the declining-balance method over the estimated useful lives. Most of the foreign subsidiaries have adopted the straight-line method for computing depreciation. Certain leased buildings, machinery and equipment are accounted for as capital leases in conformity with SFAS No. 13, "Accounting for Leases."

(5) Goodwill and Other Intangible Assets
In conformity with SFAS No.142, Goodwill and intangible asset determined to have an indefinite useful life are not amortized. SFAS No. 142 requires annual impairment testing thereof.

(6) Use of Estimates
Management of the Company has made a number of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, including impairment losses of long-lived assets and the disclosures of fair value of financial instruments and contingent assets and liabilities, to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

 -APPENDIX- (Third Quarter Ended December 31, 2004)

1. CONSOLIDATED QUARTERLY PERFORMANCE OUTLINE

Fiscal 2005                                                                              (Millions of yen)
----------------------------------------------------------------------------------------------------------
                                           1Q      Change(%)       2Q     Change(%)       3Q     Change(%)
----------------------------------------------------------------------------------------------------------
Net sales                                436,550        -0.2     439,453       -2.5     443,799        5.4
Gross profit                             189,171        -1.9     174,709      -10.6     192,103        3.4
Operating income                          39,387         2.3      18,371      -52.6      38,709        6.9
Income before income taxes                41,319        10.7      18,745      -45.0      34,661        4.2
Net income                                24,894        11.4      10,927      -45.1      22,223       13.0
----------------------------------------------------------------------------------------------------------
Net income per share (yen)                 33.69           -       14.79          -       30.08          -
----------------------------------------------------------------------------------------------------------
Total assets                           1,855,745           -   1,877,455          -   1,899,898          -
Shareholders' equity                     812,915           -     830,280          -     841,998          -
----------------------------------------------------------------------------------------------------------
Shareholders' equity per share (yen)    1,100.24           -    1,123.84          -    1,139.87          -
----------------------------------------------------------------------------------------------------------

Fiscal 2004                                                                                                      (Millions of yen)
----------------------------------------------------------------------------------------------------------------------------------
                                           1Q      Change(%)       2Q     Change(%)       3Q     Change(%)      4Q       Change(%)
----------------------------------------------------------------------------------------------------------------------------------
Net sales                                437,453         2.1     450,637        5.2     420,903        0.0     471,252         2.3
Gross profit                             192,752         3.4     195,355       12.2     185,779        0.5     191,740        -4.0
Operating income                          38,484         7.1      38,771       52.6      36,214        8.4      36,537        -6.2
Income before income taxes                37,317        15.6      34,099       45.7      33,266       10.9      38,381         1.5
Net income                                22,355        14.5      19,910       42.2      19,664       10.5      29,837        40.8
----------------------------------------------------------------------------------------------------------------------------------
Net income per share (yen)                 30.04           -       26.75          -       26.53          -       40.31           -
----------------------------------------------------------------------------------------------------------------------------------
Total assets                           1,924,631           -   1,912,162          -   1,922,150          -   1,852,793           -
Shareholders' equity                     685,730           -     703,075          -     708,888          -     795,131           -
----------------------------------------------------------------------------------------------------------------------------------
Shareholders' equity per share (yen)      920.97           -      946.38          -      958.20          -    1,076.11           -
----------------------------------------------------------------------------------------------------------------------------------

                                       A1

2. Consolidated Sales by Product Category

(Three months ended December 31, 2004 and 2003)                                                                   (Millions of yen)
-----------------------------------------------------------------------------------------------------------------------------------
                                           Three months ended   Three months ended                      Change excluding
                                            December 31, 2004    December 31, 2003     Change      %     exchage impact       %
-----------------------------------------------------------------------------------------------------------------------------------
<Office Equipment>
Imaging Solutions:
  Digital Imaging Systems                             140,909              143,882     -2,973     -2.1            -3,864      -2.7
    Percentage of net sales (%)                          31.8                 34.2
       Domestic                                        56,640               60,016     -3,376     -5.6            -3,376      -5.6
       Overseas                                        84,269               83,866        403      0.5              -488      -0.6
  Other Imaging Systems                                37,408               45,151     -7,743    -17.1            -8,075     -17.9
    Percentage of net sales (%)                           8.4                 10.7
       Domestic                                        15,470               17,291     -1,821    -10.5            -1,821     -10.5
       Overseas                                        21,938               27,860     -5,922    -21.3            -6,254     -22.4
Total Imaging Solutions                               178,317              189,033    -10,716     -5.7           -11,939      -6.3
    Percentage of net sales (%)                          40.2                 44.9
  Domestic                                             72,110               77,307     -5,197     -6.7            -5,197      -6.7
  Overseas                                            106,207              111,726     -5,519     -4.9            -6,742      -6.0
-----------------------------------------------------------------------------------------------------------------------------------
Network Input/Output Systems:
  Printing Systems                                    169,281              124,564     44,717     35.9            43,403      34.8
    Percentage of net sales (%)                          38.1                 29.6
       Domestic                                        73,923               53,559     20,364     38.0            20,364      38.0
       Overseas                                        95,358               71,005     24,353     34.3            23,039      32.4
  Other Input/Output Systems                            2,043               13,372    -11,329    -84.7           -11,372     -85.0
    Percentage of net sales (%)                           0.5                  3.2
       Domestic                                           431                1,052       -621    -59.0              -621     -59.0
       Overseas                                         1,612               12,320    -10,708    -86.9           -10,751     -87.3
Total Network Input/Output Systems                    171,324              137,936     33,388     24.2            32,031      23.2
    Percentage of net sales (%)                          38.6                 32.8
  Domestic                                             74,354               54,611     19,743     36.2            19,743      36.2
  Overseas                                             96,970               83,325     13,645     16.4            12,288      14.7
-----------------------------------------------------------------------------------------------------------------------------------
Network System Solutions                               43,531               41,623      1,908      4.6             1,879       4.5
    Percentage of net sales (%)                           9.8                  9.9
  Domestic                                             41,824               40,540      1,284      3.2             1,284       3.2
  Overseas                                              1,707                1,083        624     57.6               595      54.9
-----------------------------------------------------------------------------------------------------------------------------------
Office Equipment Total                                393,172              368,592     24,580      6.7            21,971       6.0
    Percentage of net sales (%)                          88.6                 87.6
  Domestic                                            188,288              172,458     15,830      9.2            15,830       9.2
  Overseas                                            204,884              196,134      8,750      4.5             6,141       3.1
      The Americas                                     78,056               75,643      2,413      3.2             4,577       6.1
      Europe                                          105,862               98,428      7,434      7.6             2,559       2.6
      Other                                            20,966               22,063     -1,097     -5.0              -995      -4.5
-----------------------------------------------------------------------------------------------------------------------------------
<Other Businesses>
Other Businesses                                       50,627               52,311     -1,684     -3.2            -1,634      -3.1
    Percentage of net sales (%)                          11.4                 12.4
  Domestic                                             43,033               40,450      2,583      6.4             2,583       6.4
  Overseas                                              7,594               11,861     -4,267    -36.0            -4,217     -35.6
      The Americas                                        190                  290       -100    -34.5               -95     -32.8
      Europe                                            1,748                  994        754     75.9               695      69.9
      Other                                             5,656               10,577     -4,921    -46.5            -4,817     -45.5
-----------------------------------------------------------------------------------------------------------------------------------
Grand Total                                           443,799              420,903     22,896      5.4            20,337       4.8
    Percentage of net sales (%)                         100.0                100.0
  Domestic                                            231,321              212,908     18,413      8.6            18,413       8.6
    Percentage of net sales (%)                          52.1                 50.6
  Overseas                                            212,478              207,995      4,483      2.2             1,924       0.9
    Percentage of net sales (%)                          47.9                 49.4
      The Americas                                     78,246               75,933      2,313      3.0             4,482       5.9
        Percentage of net sales (%)                      17.6                 18.0
      Europe                                          107,610               99,422      8,188      8.2             3,254       3.3
        Percentage of net sales (%)                      24.2                 23.6
      Other                                            26,622               32,640     -6,018    -18.4            -5,812     -17.8
        Percentage of net sales (%)                       6.1                  7.8
-----------------------------------------------------------------------------------------------------------------------------------
        Reference: Exchange rate
                  US$ 1                            Yen 106.01           Yen 108.92  Yen -2.91
                 EURO 1                            Yen 137.16           Yen 129.58  Yen  7.58

Each category includes the following product line:
Digital Imaging Systems         Digital PPCs, color PPCs, digital duplicators
                                 and facsimile machines
Other Imaging Systems           Analog PPCs, diazo copiers, and thermal paper
Printing Systems                MFPs(multifunctional printers), laser printers
                                 and software
Other Input/Output Systems      Optical discs and system scanners
Network System Solutions        Personal computers, PC servers, network systems
                                 and network related software
Other Businesses                Optical equipments, metering equipments and
                                 semiconductors

                                       A2

(Nine months ended December 31, 2004 and 2003 and Year ended March 31, 2004)                                       (Millions of yen)
------------------------------------------------------------------------------------------------------------------------------------
                                       Nine months ended  Nine months ended                   Chnage excluding
                                       December 31, 2004  December 31, 2003      Change    %   exchange impact   %   March 31, 2004
------------------------------------------------------------------------------------------------------------------------------------
<Office Equipment>
Imaging Solutions:
  Digital Imaging Systems                        416,440            453,040     -36,600   -8.1      -31,466     -6.9        606,270
    Percentage of net sales (%)                     31.6               34.6                                                    34.1
       Domestic                                  170,564            184,789     -14,225   -7.7      -14,225     -7.7        253,830
       Overseas                                  245,876            268,251     -22,375   -8.3      -17,241     -6.4        352,440
  Other Imaging Systems                          118,482            151,087     -32,605  -21.6      -31,594    -20.9        197,304
    Percentage of net sales (%)                      8.9               11.6                                                    11.0
       Domestic                                   46,382             53,788      -7,406  -13.8       -7,406    -13.8         70,762
       Overseas                                   72,100             97,299     -25,199  -25.9      -24,188    -24.9        126,542
Total Imaging Solutions                          534,922            604,127     -69,205  -11.5      -63,060    -10.4        803,574
    Percentage of net sales (%)                     40.5               46.2                                                    45.1
  Domestic                                       216,946            238,577     -21,631   -9.1      -21,631     -9.1        324,592
  Overseas                                       317,976            365,550     -47,574  -13.0      -41,429    -11.3        478,982
-----------------------------------------------------------------------------------------------------------------------------------
Network Input/Output Systems:
  Printing Systems                               470,624            358,021     112,603   31.5      115,581     32.3        509,212
    Percentage of net sales (%)                     35.7               27.4                                                    28.6
       Domestic                                  201,898            153,910      47,988   31.2       47,988     31.2        218,165
       Overseas                                  268,726            204,111      64,615   31.7       67,593     33.1        291,047
  Other Input/Output Systems                      11,022             43,097     -32,075  -74.4      -32,100    -74.5         49,025
    Percentage of net sales (%)                      0.8                3.2                                                     2.8
       Domestic                                    1,921              3,795      -1,874  -49.4       -1,874    -49.4          4,981
       Overseas                                    9,101             39,302     -30,201  -76.8      -30,226    -76.9         44,044
Total Network Input/Output Systems               481,646            401,118      80,528   20.1       83,481     20.8        558,237
    Percentage of net sales (%)                     36.5               30.6                                                    31.4
  Domestic                                       203,819            157,705      46,114   29.2       46,114     29.2        223,146
  Overseas                                       277,827            243,413      34,414   14.1       37,367     15.4        335,091
-----------------------------------------------------------------------------------------------------------------------------------
Network System Solutions                         142,569            138,855       3,714    2.7        3,743      2.7        195,822
    Percentage of net sales (%)                     10.8               10.6                                                    11.0
  Domestic                                       137,939            135,800       2,139    1.6        2,139      1.6        191,302
  Overseas                                         4,630              3,055       1,575   51.6        1,604     52.5          4,520
-----------------------------------------------------------------------------------------------------------------------------------
Office Equipment Total                         1,159,137          1,144,100      15,037    1.3       24,164      2.1      1,557,633
    Percentage of net sales (%)                     87.8               87.4                                                    87.5
  Domestic                                       558,704            532,082      26,622    5.0       26,622      5.0        739,040
  Overseas                                       600,433            612,018     -11,585   -1.9       -2,458     -0.4        818,593
      The Americas                               239,000            242,443      -3,443   -1.4       10,622      4.4        325,106
      Europe                                     297,051            293,128       3,923    1.3       -2,532     -0.9        398,109
      Other                                       64,382             76,447     -12,065  -15.8      -10,548    -13.8         95,378
-----------------------------------------------------------------------------------------------------------------------------------
<Other Businesses>
Other Businesses                                 160,665            164,893      -4,228   -2.6       -3,845     -2.3        222,612
    Percentage of net sales (%)                     12.2               12.6                                                    12.5
  Domestic                                       141,793            129,462      12,331    9.5       12,331      9.5        175,020
  Overseas                                        18,872             35,431     -16,559  -46.7      -16,176    -45.7         47,592
      The Americas                                   576              1,154        -578  -50.1         -542    -47.0          1,274
      Europe                                       3,546              3,245         301    9.3          243      7.5          4,283
      Other                                       14,750             31,032     -16,282  -52.5      -15,877    -51.2         42,035
-----------------------------------------------------------------------------------------------------------------------------------
Grand Total                                    1,319,802          1,308,993      10,809    0.8       20,319      1.6      1,780,245
    Percentage of net sales (%)                    100.0              100.0                                                   100.0
  Domestic                                       700,497            661,544      38,953    5.9       38,953      5.9        914,060
    Percentage of net sales (%)                     53.1               50.5                                                    51.3
  Overseas                                       619,305            647,449     -28,144   -4.3      -18,634     -2.9        866,185
    Percentage of net sales (%)                     46.9               49.5                                                    48.7
      The Americas                               239,576            243,597      -4,021   -1.7       10,080      4.1        326,380
        Percentage of net sales (%)                 18.2               18.6                                                    18.3
      Europe                                     300,597            296,373       4,224    1.4       -2,289     -0.8        402,392
        Percentage of net sales (%)                 22.8               22.6                                                    22.6
      Other                                       79,132            107,479     -28,347  -26.4      -26,425    -24.6        137,413
        Percentage of net sales (%)                  5.9                8.3                                                     7.8
-----------------------------------------------------------------------------------------------------------------------------------
        Reference: Exchange rate
                 US$ 1                        Yen 108.55         Yen 115.00   Yen -6.45                                  Yen 113.09
                EURO 1                        Yen  34.60         Yen 132.17   Yen  2.43                                  Yen 132.65

Each category includes the following product line:
Digital Imaging Systems           Digital PPCs, color PPCs, digital
                                   duplicators and facsimile machines
Other Imaging Systems             Analog PPCs, diazo copiers, and thermal
                                   paper
Printing Systems                  MFPs(multifunctional printers), laser
                                   printers and software
Other Input/Output Systems        Optical discs and system scanners
Network System Solutions          Personal computers, PC servers, network
                                   systems and network related software
Other Businesses                  Optical equipments, metering equipments
                                   and semiconductors

                                       A3

3. FORECAST OF CONSOLIDATED PERFORMANCE

                                                                                                                   (Billions of yen)
------------------------------------------------------------------------------------------------------------------------------------
                            Half year ended           Three months ended         Three months ending           Year ending
                             Sept. 30, 2004   Change     Dec. 31, 2004   Change      Mar. 31, 2005    Change  Mar. 31, 2005  Change
                                Results         %           Results        %           Forecast         %       Forecast       %
------------------------------------------------------------------------------------------------------------------------------------
Net sales                       876.0          -1.4          443.7         5.4            495.1         5.1       1,815.0      2.0
Gross profit                    363.8          -6.2          192.1         3.4            208.0         8.5         764.0     -0.2
Operating income                 57.7         -25.2           38.7         6.9             50.5        38.3         147.0     -2.0
Income before income taxes       60.0         -15.9           34.6         4.2             46.2        20.6         141.0     -1.4
Net income                       35.8         -15.2           22.2        13.0             26.9        -9.7          85.0     -7.4
------------------------------------------------------------------------------------------------------------------------------------
Net income per share (yen)      48.48             -          30.08           -            36.51           -        115.07        -
------------------------------------------------------------------------------------------------------------------------------------
Capital expenditure              38.2             -           20.5           -             20.2           -          79.0        -
Depreciation for tangible
 fixed assets                    31.0             -           16.9           -             19.4           -          67.5        -
R&D expenditure                  53.4             -           26.1           -             27.3           -         107.0        -
------------------------------------------------------------------------------------------------------------------------------------
Exchange rate (Yen/US$)        109.83             -         106.01           -           105.00           -        107.67        -
Exchange rate (Yen/EURO)       133.31             -         137.16           -           130.00           -        133.45        -
------------------------------------------------------------------------------------------------------------------------------------

4. FORECAST OF CONSOLIDATED SALES BY PRODUCT CATEGORY

                                                                                                                   (Billions of yen)
------------------------------------------------------------------------------------------------------------------------------------
                                      Three months ending March 31, 2005                       Year ending March 31, 2005
                                      ----------------------------------                       --------------------------
                             Forecast        Change      Forecast(*)     Change         Forecast     Change      Forecast(*) Change
                                               %                           %                           %                       %
------------------------------------------------------------------------------------------------------------------------------------
<Office Equipment>
Imaging Solutions:
  Digital Imaging Systems      136.6          -10.8         137.3        -10.4            553.1        -8.8         558.9     -7.8
       Domestic                 60.6          -12.2          60.6        -12.2            231.2        -8.9         231.2     -8.9
       Overseas                 76.0           -9.7          76.6         -8.9            321.9        -8.7         327.7     -7.0
  Other Imaging Systems         36.0          -22.0          36.7        -20.6            154.5       -21.7         156.2    -20.8
       Domestic                 14.1          -16.8          14.1        -16.8             60.5       -14.5          60.5    -14.5
       Overseas                 21.9          -25.1          22.5        -22.8             94.0       -25.7          95.7    -24.4
Total Imaging Solutions        172.7          -13.4         174.0        -12.7            707.6       -11.9         715.1    -11.0
  Domestic                      74.7          -13.1          74.7        -13.1            291.7       -10.1         291.7    -10.1
  Overseas                      97.9          -13.6          99.2        -12.5            415.9       -13.2         423.4    -11.6
------------------------------------------------------------------------------------------------------------------------------------
Network Input/Output
 Systems:
  Printing Systems             209.5           38.6         213.4         41.2            680.1        33.6         687.0     34.9
       Domestic                 95.1           48.0          95.1         48.0            297.0        36.1         297.0     36.1
       Overseas                114.4           31.6         118.3         36.1            383.1        31.6         390.0     34.0
  Other Input/Output
   Systems                       2.7          -52.9           2.8        -52.2             13.8       -71.8          13.8    -71.8
       Domestic                  0.6          -42.7           0.6        -42.7              2.6       -47.8           2.6    -47.8
       Overseas                  2.1          -55.4           2.1        -54.6             11.2       -74.5          11.2    -74.5
Total Network Input/Output
 Systems                       212.2           35.1         216.2         37.6            693.9        24.3         700.8     25.5
  Domestic                      95.7           46.4          95.7         46.4            299.6        34.3         299.6     34.3
  Overseas                     116.5           27.1         120.4         31.4            394.3        17.7         401.2     19.7
------------------------------------------------------------------------------------------------------------------------------------
Network System Solutions        56.1           -1.5          56.2         -1.3            198.6         1.5         198.8      1.5
  Domestic                      53.6           -3.3          53.6         -3.3            191.6         0.2         191.6      0.2
  Overseas                       2.4           66.8           2.5         73.4              7.0        56.5           7.2     59.3
------------------------------------------------------------------------------------------------------------------------------------
Office Equipment Total         441.1            6.7         446.4          8.0          1,600.2         2.7       1,614.7      3.7
  Domestic                     224.1            8.3         224.1          8.3            782.9         5.9         782.9      5.9
  Overseas                     216.9            5.0         222.2          7.6            817.3        -0.2         831.8      1.6
      The Americas              88.2            6.7          90.1          9.1            327.2         0.6         343.2      5.6
      Europe                   107.2            2.1         110.6          5.4            404.2         1.5         401.2      0.8
      Other                     21.4           13.5          21.5         13.7             85.8       -10.0          87.4     -8.3
------------------------------------------------------------------------------------------------------------------------------------
<Other Businesses>
Other Businesses                54.0           -6.2          54.2         -6.0            214.8        -3.5         215.3     -3.3
  Domestic                      48.2            5.8          48.2          5.8            190.0         8.6         190.0      8.6
  Overseas                       5.8          -51.2           6.0        -50.3             24.8       -47.9          25.3    -46.8
      The Americas               0.6          463.3           0.6        475.8              1.2        -1.7           1.3      2.0
      Europe                     1.4           41.2           1.5         45.7              5.0        17.0           5.0     16.7
      Other                      3.7          -65.5           3.8        -65.1             18.5       -55.9          19.0    -54.8
------------------------------------------------------------------------------------------------------------------------------------
Grand Total                    495.1            5.1         500.7          6.3          1,815.0         2.0       1,830.0      2.8
  Domestic                     272.4            7.9         272.4          7.9            972.9         6.4         972.9      6.4
  Overseas                     222.7            1.9         228.3          4.4            842.1        -2.8         857.1     -1.0
      The Americas              88.8            7.4          90.8          9.7            328.4         0.6         344.5      5.6
      Europe                   108.6            2.5         112.1          5.7            409.2         1.7         406.2      0.9
      Other                     25.2          -15.7          25.3        -15.2            104.4       -24.0         106.4    -22.5
------------------------------------------------------------------------------------------------------------------------------------
* Excluding foreign exchange impact

                                       A4